Exhibit 99.1

JA Solar to Present at Deutsche Bank Clean Tech, Utilities and Power Conference 2012

SHANGHAI, April 24, 2012--- JA Solar Holdings Co., Ltd., (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it will present at the Deutsche Bank Clean Tech, Utilities and Power Conference 2012, which will take place at the Waldorf Astoria Hotel in New York from May 14 to May 15, 2012.

Dr. Peng Fang, chief executive officer of JA Solar, will present at the conference from 4:55pm to 5:30pm US Eastern Time on Monday, May 14. Dr. Fang will also take part in a panel discussion on China’s solar industry from 10:00am to 11:15am US Eastern Time on Tuesday, May 15.

Dr. Fang and Jonathan Pickering, President of JA Solar Americas, will also be available to meet with investors on May 14, 2012. Investors interested in meeting with the company at this event should contact the Deutsche Bank conference organizers for information.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com